245 Summer Street	Fidelity® Investments
Boston, MA 02210

January 6, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Hastings Street Trust (the trust):
Fidelity Fund File No. 002-11517

Ladies and Gentlemen:

On behalf of the trust, transmitted herewith pursuant to the Securities Act of 1933 and Rule 488 thereunder, is the trust’s Registration Statement on Form N-14. The purpose of this filing is to register shares of beneficial interest of Fidelity Fund, a series of the trust in connection with the proposed acquisition by Fidelity Fund of all of the assets of Fidelity Export and Multinational Fund, a series of Fidelity Summer Street Trust (File Nos. 002-58542 and 811-02737) and the assumption by Fidelity Fund of the liabilities of Fidelity Export and Multinational Fund, solely in exchange for shares of Fidelity Fund (the “Reorganization”). The Reorganization is in connection with an Agreement and Plan of Reorganization (the “Agreement”).

In connection with the Reorganization, filed herewith are the Notice to Shareholders, Information Statement and Prospectus (the “Information Statement”), and Agreement to be sent to shareholders of Fidelity Export and Multinational Fund. The Prospectuses of Fidelity Fund dated August 29, 2020 included in this filing are the Prospectuses filed by the trust on August 26, 2020 as Post-Effective Amendment No. 180 to its registration on Form N-1A (File No. 002-11517).

No filing fee is due because of reliance on Section 24(f) of the Investment Company Act of 1940.

It is expected that the Information Statement will be mailed to shareholders on or about March 5, 2021, more than 50 days before the Reorganization. Accordingly, pursuant to Instruction F of Form N-14, the Part B of the Form N-14 will not accompany the Information Statement sent to shareholders. As required by Instruction F, a statement indicating that documents are available upon oral or written request without charge is included in the Information Statement.

We would appreciate receiving Staff comments, if any, on this filing no later than January 26, 2021. Questions or comments regarding this filing should be directed to Renee Fuller at (603) 721-4221.

Sincerely,

/s/ Renee Fuller
Renee Fuller
Legal Product Group